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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                       Multi-Media Tutorial Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    625420104
                                 (CUSIP Number)


                                    With a copy to:
Mr. Frank Brosens                   Scott M. Zimmerman, Esq.
63 East Field Drive                 Shereff, Friedman, Hoffman & Goodman, LLP
Bedford, New York 10506             919 Third Avenue
(914) 234-3294                      New York, New York 10022
                                    (212) 758-9500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 30, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No. 625420104                        Page    2    of      6      Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Frank Brosens
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |X|
                                                                 (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         PF
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           3,335,000
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                           3,335,000
         WITH          10      SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    3,335,000
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                             |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    19.2%
14       TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
             ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D



Item 1.           Security and Issuer

                  Securities acquired:    common stock, $.01 par value
                                          ("Common Stock")

                  Issuer:           Multi-Media Tutorial Services, Inc.
                                    (the "Issuer")
                                    205 Kings Highway
                                    Brooklyn, New York 11223

Item 2.           Identity and Background

                  (a), (b), (c) and (f) This Schedule 13D is being filed by Frank Brosens. Mr. Brosens is hereinafter sometimes referred to as the "Reporting Person." The address of Mr. Brosens is 63 East Field Drive, Bedford, New York 10506.

                  Mr. Brosens is a United States citizen and his principal occupation is a private investor.

                  See Item 5 for information regarding ownership of Common
Stock.

                  (d) and (e). During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds

                  On October 17, 1996, the Reporting Person purchased $250,000 stated value of the Issuer's Series A Preferred Stock from the Issuer using his personal funds. Pursuant to the terms of the Series A Preferred Stock, the Reporting Person also received, without the payment of further consideration, warrants to purchase Common Stock (the "Warrants"). In December 1996, the Reporting Person elected to convert, without the payment of further consideration, $50,000 stated value of Series A Preferred Stock into 100,000 shares of Common Stock. On July 17, 1997, in connection with an offer by the Issuer to exchange Warrants for shares of Common Stock, the Reporting Person exchanged, without the payment of further consideration, the Warrants for 100,000 shares of Common Stock. On August 8, 1997, in connection with a recapitalization of the Issuer, the Reporting Person exchanged $200,000 stated value of Series A Preferred Stock for an equivalent amount of Series B Preferred

Stock of the Issuer without the payment of further consideration (the "A/B Exchange"). Effective as of September 30, 1997, the conversion price of such shares of Series

                                     Page 3

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B Preferred Stock was reset by the Issuer to $.0625 per share and the Reporting
Person elected at such time to convert such shares into 3,200,000 shares of Common Stock.

                  See Item 5.

Item 4.           Purpose of the Transaction

                  All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Person may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Person, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person retains his rights to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) The Reporting Person is the beneficial owner of 3,335,000 shares, or 19.2%, of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Person is based on 17,413,297 outstanding shares of Common Stock of the Issuer as of October 20, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended August 31, 1997.

                  (c) The transactions effected by the Reporting Person in the Common Stock for the period beginning 60 days prior to the event date through the date hereof are reflected in Item 3 of this Schedule 13D.

                  (d)      Not Applicable.


                  (e)      Not Applicable.



                                     Page 4

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Item 6.           Contracts, Arrangements, Understanding or Relations with
                  Respect to Securities of the Issuer

                  Not Applicable.

Item 7.           Material to be Filed as Exhibits

                  Not Applicable.


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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                              /s/ Frank Brosens
                                                              Frank Brosens

Dated:  October 30, 1997



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